[HEALTHY FAST FOOD LETTERHEAD]

October 11, 2010

Amanda Ravitz
Branch Chief - Legal
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Healthy Fast Food, Inc.
Registration Statement on Form S-1
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company”), I hereby request acceleration of the effective date of the above-referenced registration statement to 4:15 p.m., Eastern Time, Wednesday, October 13, 2010, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Henry E. Cartwright

Henry E. Cartwright
President